UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 000-52055

RED METAL RESOURCES LTD.
(Translation of registrant's name into English)

1130 West Pender Street, Suite 820, Vancouver, BC V6E 4A4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ended October 31. 2024
99.2	Management Discussion and Analysis for the period ended October 31. 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED METAL RESOURCES LTD.
(Registrant)

Date: December 23, 2024	By:	/s/ Caitlin Jeffs

Caitlin Jeffs
	Title:	Chief Executive Officer